October 7, 2019

Douglas Saltzman
Chief Executive Officer
XpresSpa Group, Inc.
780 Third Avenue, 12th Floor
New York, New York 10017

       Re: XpresSpa Group, Inc.
           Registration Statement on Form S-3/A
           File no. 333-233419
           Amended on September 27, 2019

Dear Mr. Saltzman:

        We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2019 letter.

Registration Statement on Form S-3/A, amended on September 27, 2019

General

1. We have considered your response to prior comment 2. Please expand your analysis to address the following:
        For each selling shareholder, what the number of shares being registered represents in terms of the percentage of currently outstanding shares held by non-affiliates;
        How the fact that Palladium Capital Advisors LLC is in the business of underwriting securities affects your analysis of whether their shares can be registered as a secondary offering;
        How the agreements entered into on July 8, 2019, including amendments to the agreements, are related;
        How the agreements and amendments to the agreements changed the number of shares each selling shareholder beneficially owns or is entitled to receive upon conversion or exchange of securities;
 Douglas Saltzman
XpresSpa Group, Inc.
October 7, 2019
Page 2
           The consideration the company received under the agreements;
           The extent to which the shares being registered are issuable pursuant to provisions based upon the trading market of the company's shares, and if so, the extent of any discount to the market price;
           Why the company entered into the agreements and amendments to the agreements;
           and
           Why the company is registering all the securities now.

      Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Kathleen Krebs, Special
Counsel, at 202-551-3350, with any questions.



                                                           Sincerely,
FirstName LastNameDouglas Saltzman
                                                           Division of
Corporation Finance
Comapany NameXpresSpa Group, Inc.
                                                           Office of Trade &
Services
October 7, 2019 Page 2
cc:       Kenneth Koch
FirstName LastName